Mail Stop 4561

								July 10, 2008

Mr. Marshall Davis
MD Holdings Corp.
135 Carolstowne Road
Reistertown, Maryland 21136


Re: 	MD Holdings Corp.
      Amendment Number Three to Registration Statement on Form S-1 File No. 333-149013
      Filed July 2, 2008


Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose whether or not you have or are aware of any plans,
agreements, understandings or discussions involving the possible purchase or sale of your company or a significant amount of the
shares of your company.   If so, please discuss in detail in both
the
Summary and the Management Discussion and Analysis section.

About Our Company, page 1

2. We note your response to comment 2 of our letter to you dated
June
27, 2008.   Please revise the seventh paragraph as follows:
* revise the last sentence to explain the consequences of your not being able to raise additional financing before the closing; and
* explain that you may not be able to obtain financing though the capital markets because a trading market may not develop in the foreseeable future given your going concern opinion, your lack of business, the low response of your recent private placement, the crisis in the mortgage and housing industries and the slump in the securities markets.


Determination of Offering Price, page 7

3. We note your response to comment 12 of our letter to you dated
June 27, 2008. As we requested, please reconcile your claim, in the second sentence, that the offering price was "arbitrarily determined" with your statement that it was "based on his determination of the value of the business and its operations."


Management`s Discussion and Analysis, page 16

4. We note your response to comment 13 of our letter to you dated June 27, 2008. As we requested, in the second paragraph, please describe, using actual numbers, your financial condition and the basis for the going concern opinion including the opinion that your ability to continue as a going concern is "dependent on the Company`s ability to raise additional capital and implement its business plan" not on your ceasing to incur significant losses. Please explain the reason for the increase in expenses in your most recent quarter.

5. As we requested in comment 16 of our letter to you dated June
27,
2008 and comment 18 of our letter to you dated April 30, 2008, please
provide, on the top of page 18, a detailed discussion and analysis of
the causes and effects of your financial condition and the opinion of
your auditors that there is "substantial doubt" about your ability to
continue as a going concern including but not limited to the following:
* your lack of working capital;
* stockholders deficiency;
* accumulated deficit;
* negative cash flow from operations; and
* little or no assets.
Merely listing the bases for the concern, as you do in the first sentence of the second full paragraph, does not satisfy the requirements of this section.
Consolidated Statement of Changes in Stockholders Equity, pages F-
3 &
F-15
6. We note your response to comment 18 of our letter dated June
27,
2008.  We continue to believe that your current presentation of your
stock dividend is inappropriate as it appears that you have only given partial accounting treatment to the transaction in prior periods. We believe that in order to properly account for the transaction in accordance with Chapter 7 of ARB 43 the recognition of the additional shares issued and the capitalization of retained
earnings must occur simultaneously.   We further believe it is
inappropriate to carry a negative APIC balance at any time.
Please
revise to recognize the stock dividend in the appropriate period such that the recognition of the additional shares issued and the capitalization of retained earnings occurs simultaneously. We are willing to consider your argument as to whether the entire transaction should be given retroactive treatment or should be accounted for in the period that the actual dividend occurred. In addition, revise the discussion appearing on page 3 under the title
The Forward Split and all other sections of the filing, as appropriate.



      * * * * * * * * * * * * *






      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Christina Harley at (202) 551-3695 or
Angela
Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419
with
any other questions.


						Sincerely,



						Christian Windsor
						Special Counsel



cc. 	Eric M. Stein, Esquire
      Anslow & Jaclin LLP
      195 Route 9 South, Suite 204
      Manalapan, New Jersey 07726




Mr. Marshall Davis
MD Holdings Corp.
July 10, 2008
Page 2